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20004478

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Romano Brothers and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Ave. Suite 1300
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Bederman (847) 866-7730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

P

OATH OR AFFIRMATION

I, Eric A. Bederman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Romano Brothers and Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Eric A Bederman
Signature

CFO
Title



OFFICIAL SEAL
OMAR HAQ
Notary Public - State of Illinois
My Commission Expires 5/12/2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Romano Brothers and Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Romano Brothers and Company (the Company) as of December 31, 2019, and the related notes and supplementary schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Romano Brothers and Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Romano Brothers and Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Romano Brothers and Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Romano Brothers and Company's auditor since 1996.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Romano Brothers and Company's financial statement. The supplemental information is the responsibility of Romano Brothers and Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 18, 2020

ROMANO BROTHERS AND COMPANY

Statement of Financial Condition

December 31, 2019

Assets	
Cash	$ 204,576
Securities owned, at fair value	2,100,561
Clearing deposit	100,000
Management fees receivable	1,498,251
Fixed assets (less accumulated depreciation $464,790)	279,285
Lease	1,360,702
Other assets	39,799
	$ 5,583,174
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,038,437
Due to clearing firm	461,127
Lease obligation	1,360,702
	2,860,266
Stockholders' equity	
Common stock, no par value; 500,000 shares authorized; 44,000 shares issued and outstanding	218,687
Retained earnings	2,504,221
	2,722,908
	$ 5,583,174

See accompanying notes.

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1. Organization and Business

Romano Brothers and Company (the "Company") was incorporated in the State of Illinois on October 2, 1968. The Company is a registered securities broker-dealer and a registered investment advisor.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation
Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis. Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Management fee income is recorded on an accrual basis. All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC 820") - Fair Value Measurement and Disclosures (see Note 3).

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisified at a point in time or over time.

Trading Income
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company executes a trade and may mark up the trade to produce a trading profit. Trading income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

2. Summary of Significant Accounting Policies, continued

Management Fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Depreciation
Furniture, equipment, and leasehold improvements are being depreciated over the estimated useful lives of the assets using the straight-line method.

Use of Estimates
The preparation of financial statements in conformity with United State Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the financial statements as the taxable income is included in the stockholders' individual income tax returns.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2016. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2019.

Accounting for Leases
In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessee to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on the classification as a finance or operating lease. The Company adopted the new guidance beginning on January 1, 2019 and elected to use the effective date as the date of initial application. As such, restated financial information and the additional disclosures required under the new

2. Summary of Significant Accounting Policies, continued

standard will not be provided for the comparative periods presented. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information, see Note 8 Commitments and Contingencies. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding lease identification, lease classification and initial direct costs. In addition, the Company elected to not apply the use-of-hindsight practical expedient, and the practical expedient relating to land easements is not applicable. Adoption of the standard did not have a material impact on the Company's results of operations or cash flows.

At adoption, the Company recognized lease liabilities of $1.5 million, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of December 31, 2018. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $1.5 million at adoption, which represents the measurement of the lease liabilities, initial direct costs incurred by the Company and lease incentivies received.

3. Fair Value Measurement and Disclosure

Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs to the valuation methodology include:

    - Quoted prices for similar assets or liabilities in active markets;
    - Quoted prices for identical or similar assets or liabilities in inactive markets;
    - Inputs other than quoted prices that are observable for the asset or liability;
    - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

3. Fair Value Measurement and Disclosure, continued

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of December 31, 2019.

Investments in equities listed on an exchange and which are freely transferable are valued at their last seles price on such exchange on the date of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations on an alternative pricing source or model supported by observable inputs are classified with Level 2.

Corporate and municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and ask process and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings.

The preceeding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furhermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to deliver the vair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019:

	Fair Value	Level 1	Level 2	Level 3
Common Stocks	2,100,561	2,100,561		

4. Clearing Agreements

The Company has entered into a fully disclosed clearing agreement with First Clearing, a trade name of Wells Fargo Clearing Services, LLC, ("First Clearing"), whereby First Clearing will offer certain clearing, execution and related services for transactions in securities. The Company has a potential termination fee with First Clearing until September 30, 2022. Management does not anticipate early termination of the clearing agreement.

5. Credit Concentration

At December 31, 2019, a significant credit concentration consisted of approximately $1.7 million, representing the fair value of the Company's accounts carried by its clearing firm, First Clearing. Management does not consider any credit risk associated with this receivable to be significant.

6. Guarantees

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

<u>Other Guarantees</u>
Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

7. Credit Risk

Management Fees receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

8. Commitments and Contingencies

The Company entered into a non-cancelable operating lease for its corporate office. This lease has remaining term through 2028. The lease includes an option to renew the office space for five additional years. Utilities are included in the lease payments. Operating expenses and taxes are charged to the tenant on protated basis based upon the amount of space they rent.

The Company utilized the Broker Call Rate as of December 31, 2018 to determine the present value of the lease payments. A discount rate of 4.25% was used to calculate the lease liability balance for the Company's operating lease.

The following table presents the maturities of lease liabilities:

Year Ending December 31,		Amount
2020		180,000
2021		180,000
2022		180,000
2023		129,000
2024		225,000
Thereafter		803,000
Total lease payments	$	1,697,000
Imputed Interest		(336,000)
Present value of lease liability	$	1,361,000

9. Profit Sharing Plan

The Company has a profit sharing plan covering substantially all eligible employees. The Company's contribution is discretionary.

10. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6⅔% of "aggregate indebtedness," whichever is greater, as these terms are defined.

At December 31, 2019, the Company had net capital and net capital requirements of $1,962,271 and $100,000, respectively.

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11. Subsequent Events

The Company's management has evaluated events and transactions through February 18, 2020, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

ROMANO BROTHERS AND COMPANY

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2019

The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2019

The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2019

Computation of net capital		
Total stockholders' equity		$ 2,722,908
Deductions and /or charges:		
Nonallowable assets:		
Fixed assets, net	$ 279,285	
Management fees receivable	6,012	
Other assets	39,799	(325,096)
Net capital before haircuts on securities positions		$ 2,397,812
Haircuts on securities:		
Trading and investment securities:		
Other securities	315,084	
Undue concentration	120,457	(435,541)
Net capital		$ 1,962,271
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 1,862,271
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 1,038,437
Ratio of aggregate indebtedness to net capital		% 52.92

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2019.

See accompanying notes.